Annual Report
(EXHIBIT A TO FORM C-AR)

April 30, 2018

Ondello Inc.



SUMMARY

Ondello, Inc. ("HelloMD," the "company," "we," "us", or "our") is a Delaware Corporation, formed on March 22, 2013. The Company is currently also conducting business under the name of HelloMD.

The Company is located at 101 California Street, Suite 2710, San Francisco, CA 94111.

The Company's website is https://www.hellomd.com/.

The Company, having sold Series A Preferred Stock pursuant to Regulations Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://www.hellomd.com/investors

The company currently has 25 employees.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

The Business
HelloMD has attempted to provide a complete solution for the use of cannabis for medical reasons, starting with a doctor's consultation over Telehealth, to product selection and advice, community advice and purchase / delivery options from hundreds of licensed retailer and brand partners.

The Business Plan
HelloMD is a community of cannabis users; patients, retailers, brands, doctors, and others. We believe we are the leading Telehealth service for medical cannabis in the US. Our technical platform is proprietary. We charge a fee for every doctor's consultation.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business has posted net operating losses since operations began in 2013.
We incurred losses of $388,039, $399,717, and $1,749,458 for the years ended December 31, 2015, 2016, and 2017 respectively. The adverse effects of a limited operating history include reduced management visibility into forward sales, marketing costs, and customer acquisition, which could lead to missing targets for achievement of profitability.

We may need additional capital to expand operations.
Since our inception, we have financed our operations through revenue and through the sale of convertible notes. As of March 31, 2018, we had approximately $2,833,404 in cash. We may need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

We may not be able to effectively manage growth.
The Company expects its growth to place a substantial strain on its managerial, operational and financial resources. The Company cannot assure that it will be able to effectively manage the expansion of its operations, or that its facilities, systems, procedures or controls will be adequate to support its operations. The Company's inability to manage future growth effectively would have a material adverse effect on its business, financial condition and results of operations.

Our management may not be able to control costs in an effective or timely manner.
The Company's management has used reasonable efforts to assess, predict and control costs and expenses. However, the Company only has a short operating history upon which to base those efforts. Implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

The Company operates in a vertical with high compliance and regulatory requirements.
The Company has a community of cannabis users: doctors, patients, retailers and brands. Although the company does not sell or distribute cannabis directly, a part of its business model is dependent on those that do. While the company is unlikely to face direct federal pressure; its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use.

Our business depends on developing and maintaining productive relationships with our doctors and vendors.
We depend on our doctors and vendors to provide consultations and quality products at favorable prices. Many factors outside our control, including but not limited, to product shortages, labor

disputes, or transportation disruptions, could adversely affect our partner's ability to deliver to customer's quality products and services at favorable prices in a timely manner.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including user generated content, advertising and product innovation. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our marketing initiatives, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our supply partner's products.

We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

We operate in a highly competitive environment. Our competition includes all other companies that are in the business of medicinal cannabis. A highly competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Breaches of our cybersecurity systems could degrade our ability to conduct our business operations and deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our software products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners. Computer programmers may attempt to penetrate our network security, or that of our website, and misappropriate our proprietary information or cause interruptions of our service. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. We have also outsourced a number of our business functions to third-party contractors, including our manufacturers and logistics providers, and our business operations also depend, in part, on the success of our contractors' own cybersecurity measures. Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in safe and secure fashion that does not expose our network systems to security breaches and the loss of data. Accordingly, if our cybersecurity systems and those of our contractors fail to protect against unauthorized access, sophisticated cyberattacks and the mishandling of data by our employees and contractors, our ability to conduct our business effectively could be damaged.

Risks Related to Management and Personnel

We are highly dependent on the Services of our founder Mark Hadfield
Our future business and results of operations depend in significant part upon the continued contributions Mr. Mark Hadfield, CEO and Director. If we lose his services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to Mr. Hadfield, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours.
Our success also depends upon our ability to attract and retain numerous highly qualified employees. Although the Company's current management team has extensive business background, their experience is in industries unrelated to our business. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

HelloMD attempts to provide a complete solution for the medical cannabis market, starting with a doctor's consultation over Telehealth, to product selection and advice, community advice and purchase / delivery options from hundreds of licensed retailers and brand partners.

Business Plan
HelloMD is committed to building a large community of cannabis consumers online. This includes members of the medical community (doctors and nurses), retailers, brand manufacturers, consultants and others. We have already achieved a degree of critical mass within the state of California with 130,000 registered users and over 400 retail and brand partners. We continue to see strong growth in all sectors of the community, and we anticipate that over time our community will number in the millions, with thousands of business partners across the country participating. Our unique strategy of user-generated content has created 15,000 pages of unique content including valuable questions and answers, and is increasing traffic to our website by up to 15% per month. As our community continues to grow, we intend to diversify the services we offer to customers and business partners. This will create new revenue opportunities for HelloMD from advertising services, and through the facilitation of e-commerce facilities for our partners and customers. As thousands of new doctors enter the medical cannabis market, we will add them to our community and enable them to connect with our patients. We will charge doctors for advertising placement, or directly book patient consultations on their behalf as we are doing in California. Our e-commerce capabilities will provide our customers with the ability to a) find the appropriate cannabis products for their health & wellness and b) identify purchase options from multiple sellers in our marketplace and c) make a purchase for fulfillment by one of our licensed retailers.

History of the Business
The Company was founded by Mark Hadfield in 2013. The initial goal was to connect doctors with patients online, for the purpose of medical consultations about their health concerns. Over time, we added the ability for partners to interact with our community, and for doctors to promote their services directly to our customers. In so doing, we created an ecosystem of patients, doctors, retailers, and brands who participate in the medical cannabis industry.

The Company's Products and/or Services

Product / Service	Description	Current Market
Doctor's consultation	We charge a fee for each doctor's consultation	We built a community of cannabis users; patients, doctors, retailers, brands, and other partners

We plan to move into product sales with fulfillment by our partners in 2018. We already have hundreds of sellers and thousands of product listings and prices.

We offer our doctor consultation service via our online website.

Competition
The Company's primary competitors are Leafly, Weedmaps, and MassRoots. Additional competitors include Telehealth services in the cannabis industry.

We compete with several companies that have already achieved a level of scale beyond our own.

Our competitors include companies offering Telehealth for cannabis, and we compete with them for customers and retail partnerships. Some of our competitors have more scale and resources than us. They also may have significant traction and Internet traffic with cannabis consumers. Additionally, the market is dynamic and undergoing significant growth. We believe that we are well-positioned for success over the long run due to our unique strategy of user-generated content, and the scale of our partner ecosystem which already numbers in the hundreds. For long-term success, it's important that we continue to grow our base of registered users, partners and content beyond California and internationally, as well as continue to build innovative new features that engage our community and provide new revenue potential for the company.

Supply Chain and Customer Base
Since we do not directly handle cannabis products, we do not have any suppliers.

Our customers includes new consumers using cannabis products for health & wellness worldwide, and the brands, and retailers that support them. Our partners are not currently paying us fees, although this may change in the future.

Intellectual Property and Research and Development
Trademarks

Application or Registration #	Goods / Services	Mark	Registration Date	Country
No.4,659,066	Providing online marketplaces for sellers and buyers of medical services	'HelloMD'	December 23, 2014	United States

We are a software company which designs and builds our proprietary technology for the benefit of our customers and partners. In order to maintain and grow our ecosystem of users, doctors, retailers and others, we need to continue to design and engineer innovative new features and capabilities. Engineering and design amount to approximately 30% of our staff overhead, although this is expected to diminish marginally as the company matures.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
125 E Sir Francis Drake Blvd. Suite 200, Larkspur CA 94930	Lease	5 year lease from Remillard Brick Kiln LLC of Class A office space.

Governmental/Regulatory Approval and Compliance

Federal scheduling of cannabis as Schedule 1 drug is a barrier to the industry. Any change of this classification would be impactful to the company. Cannabis is classified as a Schedule 1 illegal substance by the Federal government.

Although we are not in direct contact with cannabis, we are considered a marijuana-related business and are therefore affected by this classification. We take care to operate in full compliance with all state and local laws which differ from state to state. As we expand our business into multiple new states beyond California, we will need to ensure we continue to abide by all local laws as may be implemented from state to state. These regulations are complicated and dynamic, which imposes a legal cost of compliance upon us. We are not required to obtain specific licensing for cannabis as we are a technology platform that does not directly come into contact with cannabis plants or products.

Litigation
None

Other
The Company's principal address is 101 California Street, Suite 2710, San Francisco, CA 94111.

The Company conducts business in California and New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Trevor Harries-Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, March 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Yola.com, May 2008

Education
SAICA, CA, Accounting and Auditing
University of Cape Town, BComm, Accounting and IT

Name
Patrick Barry

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, August 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

December 2006 - Current

Chief Investment Officer, Granite Hall Partners, Chicago IL.

Granite Hall is an alternative investment firm and I construct and manage investment funds and vehicles on behalf of the firm's clients.

Education
Georgetown University, Washington DC, B.S. in Business Administration, 1996

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mark Hadfield

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Director March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, March 2013 - Present

Education
University of KwaZulu – Natal, Bachelor of Commerce, Economics and Marketing Major

Name
Pamela Hadfield

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of UX, March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of UX, March 2013 - Present

Education
School of Visual Arts, MFA,
Massachusetts College of Art and Design, BFA, Illustration

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board or Directors)
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 25 employees (15 in California and 10 International)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	13,211,718
Voting Rights	Yes
Percentage ownership of the company (on a fully-diluted basis)	49.4%

Type of security	Series A Preferred Stock
Amount outstanding	8,987,620
Voting Rights	Yes
Percentage ownership of the company (on a	33.6%

fully-diluted basis)	

Type of security	**Convertible Notes**
Amount outstanding	$425,000
Voting Rights	No
Anti-Dilution Rights	No
Percentage ownership of the company by holders (on a fully-diluted basis)	N/A

Type of security	**Warrants**
Amount outstanding	1,041,666 with an exercise price of $0.01 per share with expiration between 2023-2025
Voting Rights	No
Anti-Dilution Rights	No
Percentage ownership of the company by holders (on a fully-diluted basis)	3.9%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Dealstruck
Amount outstanding	$66,371.67
Interest rate and payment schedule	23.99% with bi-monthly payments of $2,064.12
Amortization schedule	Yes
Maturity date	August 2018

Ownership
The Company is owned by the founder Mark Hadfield.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own:
N/A

FINANCIAL INFORMATION

Please see the financial information listed in Exhibit B of this Form C-AR.

Operations

For the year ended December 31, 2017, we recorded net revenues of $2,858,449.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2017, the company's total operating expenses were $2,945,408.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we intend to scale and expand revenue streams.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: expanding product sales through fulfillment through their partners.

Liquidity and Capital Resources

We have approximately $2,833,404 in cash on hand as of March 31, 2018. With a burn rate of approximately $200,000 per month, this equates to 14 months of runway. As of December 31, 2017, our total assets were $3,962,956 and our total liabilities were $1,148,386.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Classes of securities of the company

> ***Common Stock***

> *Dividend Rights*

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

> *Voting Rights*

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

> *Right to Receive Liquidation Distributions*

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Stock (on an as-converted basis) after payment of all the company's debts and other liabilities.

> *Rights and Preferences*

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series A Preferred Stock is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series A Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- The Company has borrowed funds from an officer of the Company to fund operational needs since inception. The balances due to the officer as of December 31, 2017 and 2016 were $0 and $90,660, respectively. These balances bear no interest and are payable on demand.
- Several employees and officers of the Company have agreed to defer portions of their salaries annually since inception. The balances due under these arrangements were $1,041,961 and $1,275,120 as of December 31, 2017 and 2016, respectively. These balances bear no interest and are payable at the discretion of the Company's board of directors.

Previous Offerings of Securities

In 2015, the Company issued a total of 700,000 shares of common stock to two employees at $0.001 per share. In 2015, an employee of the Company terminated services with the Company, and resultantly, the Company repurchased 2,250,000 unvested shares of common stock from the employee at the original purchase price of $0.0001 per share. In March 2017, the Company issued 70,000 shares of common stock to a service provider under a restricted stock purchase agreement, where shares vest pro rata over 24 months, commencing March 15, 2017. In March 2017, the Company issued a total of 2,620,000 shares of common stock to two employees for $0.01 per share under restricted stock purchase agreements, where 1,037,207 of these shares vested immediately and the remaining unvested shares vest monthly commencing April 1, 2017 at 54,584 per month. The Company determined its common stock's fair value at the issuance date and used such to determine the total value of the stock issuances to be $847,350 which it will recognize ratably over these stock grant's vesting periods. $278,626 of such compensation was recognized in 2017, while unrecognized compensation expense amounts to $568,724 as of December 31, 2017, which will be recognized over a weighted average remaining vesting period of 20 months.

In 2013-2014, the Company issued five convertible notes payable for total principal of $325,000. The convertible promissory notes bear interest at 10% (one note for $100,000 principal is instead at 5% interest). The convertible notes mature after 24-30 month terms between June 2015 and March 2017, and therefore $275,000 of the convertible notes are passed maturity as of December 31, 2016. A convertible note payable was issued in 2016 for $100,000 principal, bearing interest at 3%, and maturing in April 2019. The notes' principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock (as further defined in the agreement, with the financing required to exceed $2,000,000 for $325,000 of the notes and $6,000,000 for $100,000 of the notes) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $3,000,000 for $100,000 of principal, $6,000,000 for $125,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement). If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $6,000,000 for $225,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement)

As of December 31, 2016, the convertible promissory notes have not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features. Accrued interest on the notes as of December 31, 2016 was $79,315. During 2017, the Company's equity financings triggered conversion of these notes into preferred stock.

The outstanding principal balances totaling $425,000, together with accrued interest totaling $99,095 as of the conversion dates were converted into a total of 2,218,414 shares of Series A Preferred Stock. The conversion prices ranged from $0.13 to $0.42 per share, with each based on the pre-money valuation cap conversion provision. No beneficial conversion feature discounts were recorded as the conversions were at valuation caps that exceeded the Company's estimate of the fair value of its common stock at the note issuance dates. Interest expense of $19,779 was recognized on these notes during the year ended December 31, 2017 and prior to the conversions.

In 2017, the Company issued 5,524,414 shares of Series A Preferred Stock at $1.05 per share, providing cash proceeds of $5,800,635. Offering costs of $401,912 were incurred in conjunction with this offering, inclusive of the issuance of 149,554 shares of Series A Preferred Stock valued at $157,032 ($1.05 per share). As discussed in above, $524,095 of outstanding principal and accrued interest on convertible notes was converted into 2,218,414 shares of Series A Preferred Stock during the year ended December 31, 2017.

In 2018, the Company issued 1,095,238 shares of preferred stock at $1.05 per share, for total proceeds of $1,500,000.

All offerings of securities were conducted under Section 4(a)(2) of the Securities Act of 1933 (and Regulation CF, in the case of Series A Preferred Stock issued in connection with the crowdfunding offering the Company conducted in July 2017), and proceeds were used for sales and marketing, general and administrative, research and development, and other Company operations.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

I, Mark Hadfield certify that the financial statements of Ondello Inc. DBA: HelloMD included in this Form are true and complete in all material respects.



Mark Hadfield
CEO

Ondello, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2017 and 2016

Ondello, Inc.

TABLE OF CONTENTS

ONDELLO, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,728,802	$ 150,601
Prepaid expenses	30,589	-
Accounts receivable	7,000	500
Total Current Assets	3,766,391	151,101
Non-Current Assets:		
Deposits	100,000	-
Intangible asset, trademarks	10,000	10,000
Property and equipment, net	86,565	29,240
Total Non-Current Assets	196,565	39,240
TOTAL ASSETS	$ 3,962,956	$ 190,341
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 63,960	$ 40,286
Due to related party	-	90,660
Deferred rent	8,369	-
Accrued interest payable	-	79,315
Deferred compensation	1,041,961	1,275,120
Term loan - current portion	34,096	40,312
Convertible note payable - current portion	-	325,000
Total Current Liabilities	1,148,386	1,850,693
Long-Term Liabilities:		
Term loan, net of current portion	-	34,096
Convertible notes payable, net of current portion	-	100,000
Total Long-Term Liabilities	-	134,096
Total Liabilities	1,148,386	1,984,789
Stockholders' Equity (Deficiency):		
Preferred Stock, $0.0001 par, 8,250,000 shares authorized, 7,892,382 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively	789	-
Common Stock, $0.0001 par, 25,000,000 shares authorized, 13,211,718 and 10,521,718 shares issued and outstanding, 11,918,282 and 9,340,648 shares vested, as of December 31, 2017 and 2016, all respectively	1,321	1,052
Additional paid-in capital	6,358,048	630
Stock subscription receivable	(882)	(882)
Accumulated deficit	(3,544,706)	(1,795,248)
Total Stockholders' Equity (Deficiency)	2,814,570	(1,794,448)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 3,962,956	$ 190,341

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

-1-

ONDELLO, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 2,858,449	$ 1,922,653
Costs of net revenues	(1,626,572)	(910,655)
Gross profit	1,231,877	1,011,998
Operating Expenses:		
General & administrative	1,225,563	952,730
Development	589,324	297,602
Sales & marketing	1,130,521	82,055
Total Operating Expenses	2,945,408	1,332,387
Loss from operations	(1,713,531)	(320,389)
Other Income/(Expense):		
Loss on asset disposal	(2,792)	-
Interest expense	(33,135)	(79,328)
Total Other Income/(Expense)	(35,927)	(79,328)
Provision for income taxes	-	-
Net loss	$ (1,749,458)	$ (399,717)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included

ONDELLO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2015	-	$ -	10,521,718	$ 1,052	$ 630	$ (882)	$ (1,395,531)	$ (1,394,731)
Net loss	-	-	-	-	-	-	(399,717)	(399,717)
Balance at December 31, 2016	-	-	10,521,718	1,052	630	(882)	(1,795,248)	(1,794,448)
Issuance of preferred stock for cash	5,524,414	552	-	-	5,800,083	-	-	5,800,635
Conversion of notes payable to preferred stock	2,218,414	222	-	-	523,873	-	-	524,095
Issuance of preferred stock as broker commission	149,554	15	-	-	157,017	-	-	157,032
Offering costs	-	-	-	-	(401,912)	-	-	(401,912)
Common stock issued for services	-	-	2,690,000	269	278,357	-	-	278,626
Net loss	-	-	-	-	-	-	(1,749,458)	(1,749,458)
Balance at December 31, 2017	7,892,382	$ 789	13,211,718	$ 1,321	$ 6,358,048	$ (882)	$ (3,544,706)	$ 2,814,570

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

-3-

ONDELLO, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (1,749,458)	$ (399,717)
Adjustments to reconcile net loss to net cash used in operating activities:		
Common stock issued for services	278,626	-
Depreciation	11,925	7,208
Loss on asset disposal	2,792	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(7,000)	2,500
(Increase)/Decrease in prepaid expenses	(30,089)	-
(Increase)/Decrease in deposits	(100,000)	-
Increase/(Decrease) in accounts payable	23,674	(7,810)
Increase/(Decrease) in deferred rent	8,369	-
Increase/(Decrease) in accrued interest payable	19,780	28,192
Net Cash Used In Operating Activities	(1,541,381)	(369,627)
Cash Flows From Investing Activities		
Purchase of property and equipment	(72,042)	(14,125)
Net Cash Used In Investing Activities	(72,042)	(14,125)
Cash Flows From Financing Activities		
Proceeds from issuance of preferred stock	5,800,635	-
Offering costs	(244,880)	-
Deferred compensation	-	-
Deferred compensation	134,676	478,510
Repayments of deferred compensation	(367,835)	-
Proceeds from term loans, net of (repayments)	(40,312)	45,341
Proceeds from issuance of convertible note payable	-	100,000
Advances/(Repayments) from related parties	(90,660)	(122,680)
Net Cash Provided By Financing Activities	5,191,624	501,171
Net Change In Cash	3,578,201	117,419
Cash at Beginning of Period	150,601	33,182
Cash at End of Period	$ 3,728,802	$ 150,601
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 14,698	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing		
Conversion of notes payable to preferred stock	$ 524,095	$ -
Broker commissions paid in preferred stock	$ 157,032	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

-4-

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Ondello, Inc. (the "Company"), is a corporation organized March 22, 2013 under the laws of Delaware. The Company does business as HelloMD. The Company provides an online community for medical cannabis patients to connect patients, doctors, retailers, and brands. The Company is headquartered in California.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company recorded allowances of $2,972 and $0 against its accounts receivable, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 5 years for all assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $11,925 and $7,208 for the years ended December 31, 2017 and 2016, respectively. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Computers and equipment	$ 109,369	$ 40,548
Accumulated depreciation	(22,804)	(11,308)
Property and equipment, net	$ 86,565	$ 29,240

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficiency) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

No assurance is provided

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2017 and 2016, respectively, the Company had net operating loss carryforwards of $2,176,509 and $698,342, deferred compensation of $1,076,662 and $1,275,120 that is not tax deductible until payment, temporary differences in depreciation between GAAP basis and tax basis, and various other GAAP-to-tax differences. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $1,457,670 and $761,598 as of December 31, 2017 and 2016, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

The Company files U.S. federal and state income tax returns. The 2017 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $1,749,458 and $399,717 for the years ended December 31, 2017 and 2016, respectively, and has not yet generated profits. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

Capital Structure

The Company authorized 25,000,000 shares of common stock at $0.0001 par value. On July 11, 2017, the Company amended and restated its articles of incorporation, authorizing 25,000,000 shares of $0.0001 par value common stock and 8,250,000 shares of $0.0001 par value preferred stock.

The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and mandatory conversion upon a qualifying IPO. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($1.05) per share, providing a total liquidation preference of $8,287,001 and $0 as of December 31, 2017 and 2016, respectively. Preferred stockholders are entitled to equal voting rights to common stockholders on an as-converted basis. Dividend rights are equal and prorate for common stockholders and preferred stockholders.

As of each December 31, 2017 and 2016, 13,211,718 and 10,521,718 shares of common stock were issued and outstanding, and 7,892,382 and 0 shares of preferred stock were issued and outstanding, all respectively.

All common stock issuances to date were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. Unvested shares totaled 1,293,436 and 1,181,070 as of December 31, 2017 and 2016, respectively. Unvested shares vest over a weighted average period of 19 months as of December 31, 2017.

Common Stock Issuances

In 2015, the Company issued a total of 700,000 shares of common stock to two employees at $0.001 per share. In 2015, an employee of the Company terminated services with the Company, and resultantly, the Company repurchased 2,250,000 unvested shares of common stock from the employee at the original purchase price of $0.0001 per share.

In March 2017, the Company issued 70,000 shares of common stock to a service provider under a restricted stock purchase agreement, where shares vest prorata over 24 months, commencing March 15, 2017. In March 2017, the Company issued a total of 2,620,000 shares of common stock to two employees for $0.01 per share under restricted stock purchase agreements, where 1,037,207 of these shares vested immediately and the remaining unvested shares vest monthly commencing April 1, 2017 at 54,584 per month. The Company determined its common stock's fair value at the issuance date and used such to determine the total value of the stock issuances to be $847,350 which it will recognize ratably over these stock grant's vesting periods. $278,626 of such compensation was recognized in 2017, while unrecognized compensation expense amounts to $568,724 as of December 31, 2017, which will be recognized over a weighted average remaining vesting period of 20 months.

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Preferred Stock Issuances

In 2017, the Company issued 5,524,414 shares of Series A Preferred Stock at $1.05 per share, providing cash proceeds of $5,800,635. Offering costs of $401,912 were incurred in conjunction with this offering, inclusive of the issuance of 149,554 shares of Series A Preferred Stock valued at $157,032 ($1.05 per share).

As discussed in Note 6, $524,095 of outstanding principal and accrued interest on convertible notes was converted into 2,218,414 shares of Series A Preferred Stock during the year ended December 31, 2017.

NOTE 5: WARRANTS

The Company issued stock warrants to various persons and companies in 2013-2014, for total issuances of 1,041,666. All but two agreements vested at issuance, with the other two being on 2014 issuances that completed vesting in 2015, and therefore all warrants are fully vested as of December 31, 2017 and 2016. The warrants expire between 2023 and 2024, which a weighted average duration to expiration of 6.4 years. A summary of information related to warrants as of December 31, 2017 and 2016 is as follows:

| | December 31, 2017 | | December 31, 2016 | |
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	1,041,666	$ 0.001	1,041,666	$ 0.001
Granted	-	$ 0.001	-	$ 0.001
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	1,041,666	$ 0.001	1,041,666	$ 0.001
Exercisable at end of year	1,041,666	$ 0.001	1,041,666	$ 0.001
Weighted average grant date fair value of warrants granted during year	$ -		$ -	
Weighted average duration to expiration of outstanding warrants at year-end (years)	6		7	

The Company measures warrants at grant-date fair value and recognizes associated expenses on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of warrants requires the input of subjective assumptions, including the fair value of the Company's common stock, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its warrants. The assumptions used in calculating the fair value of warrants represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, warrant related expenses could be materially different for future warrant issuances.

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 6: DEBT

DealStruck Loan

The Company entered into a financing arrangement with Dealstruck in 2016. The balance due as of December 31, 2017 and 2016 was $34,096 and $74,408, respectively. This loan bears interest at approximately 24%, requires biweekly payments of $2,064, and matures in August 2018. Interest expense on this note was $14,698 for the year ended December 31, 2017.

Convertible Notes Payable

In 2013-2014, the Company issued five convertible notes payable for total principal of $325,000. The convertible promissory notes bear interest at 10% (one note for $100,000 principal is instead at 5% interest). The convertible notes mature after 24-30 month terms between June 2015 and March 2017, and therefore $275,000 of the convertible notes are passed maturity as of December 31, 2016.

A convertible note payable was issued in 2016 for $100,000 principal, bearing interest at 3%, and maturing in April 2019.

The notes' principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock (as further defined in the agreement, with the financing required to exceed $2,000,000 for $325,000 of the notes and $6,000,000 for $100,000 of the notes) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $3,000,000 for $100,000 of principal, $6,000,000 for $125,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement).

If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $6,000,000 for $225,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement).

As of December 31, 2016, the convertible promissory notes have not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features. Accrued interest on the notes as of December 31, 2016 was $79,315.

During 2017, the Company's equity financings triggered conversion of these notes into preferred stock. The outstanding principal balances totaling $425,000, together with accrued interest totaling $99,095 as of the conversion dates were converted into a total of 2,218,414 shares of Series A Preferred Stock. The conversion prices ranged from $0.13 to $0.42 per share, with each based on the pre-money valuation cap conversion provision. No beneficial conversion feature discounts were recorded as the conversions were at valuation caps that exceeded the Company's estimate of the fair value of its common stock at the note issuance dates. Interest expense of $19,779 was recognized on these notes during the year ended December 31, 2017 and prior to the conversions.

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 7: RELATED PARTY TRANSACTIONS AND BALANCES

The Company has borrowed funds from an officer of the Company to fund operational needs since inception. The balances due to the officer as of December 31, 2017 and 2016 were $0 and $90,660, respectively. These balances bear no interest and are payable on demand.

Several employees and officers of the Company have agreed to defer portions of their salaries annually since inception.   The balances due under these arrangements were $1,041,961 and $1,275,120 as of December 31, 2017 and 2016, respectively. These balances bear no interest and are payable at the discretion of the Company's board of directors.

NOTE 8: CONTINGENCIES, RISKS, AND UNCERTAINTIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Company operates within the cannabis industry, which is federally illegal and therefore creates various risks and uncertainties that cannot be predicted or quantified at this time.

NOTE 9: LEASE COMMITMENTS

On August 1, 2017, the Company entered into a lease agreement with a 65-month term, commencing September 15, 2017 and ending February 14, 2023. Base rent under this lease is initially $30,589 per month for September 15, 2017 through February 1, 2019, then escalates annually on February 1 of each year by 4%. The lease required a $100,000 security deposit. Lease expense on this contract for the year ended December 31, 2017 was $107,062. Future payment obligations under this lease agreements are as follows:

Year Ended December 31,	Payments
2018	$ 367,068
2019	380,527
2020	395,748
2021	411,578
2022	428,041
2023	53,677
Total Payments	$ 2,036,640

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 10: SUBSEQUENT EVENTS

Capital Structure

On March 27, 2018, the Company amended and restated its articles of incorporation, authorizing 25,850,000 shares of $0.0001 par value common stock and 9,100,000 shares of $0.0001 par value preferred stock.

2018 Stock Option Plan

In 2018, the Company adopted the 2018 Stock Option Plan (the "Plan") and reserved 3,503,400 shares of common stock for issuance under the Plan.

Stock Issuances

In 2018, the Company issued 1,095,238 shares of preferred stock at $1.05 per share, for total proceeds of $1,500,000.

Management's Evaluation

Management has evaluated subsequent events through April 22, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.